EXHIBIT 99.7
CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
We consent to the use of our report dated February 14, 2007 with respect to the consolidated financial statements of Stratos Global Corporation included in this Annual Report on Form 40-F for the year ended December 31, 2006.
/s/ Ernst & Young LLP
St. John’s, Canada
March 27, 2007